

Mail Stop 3561

June 21, 2016

Gregg S. Kantor
Chief Executive Officer
Northwest Natural Gas Company
220 N.W. Second Avenue
Portland, Oregon 97209

> **Re:** **Northwest Natural Gas Company**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Response dated June 8, 2016**
> **File No. 1-15973**

Dear Mr. Kantor:

We have reviewed your June 8, 2016 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our reference to prior comments is to comments in our May 11, 2016 letter.

Notes to Financial Statements, page 56

Note 11. Gas Reserves, page 77

1.   We have read your response to comment 3. We understand that the OPUC approved an alternative recovery mechanism for your investments in future wells. You further state it was to allow for recovery at a comparable *alternative* rate, which the OPUC determined to be the cost of a 10 year hedge, plus the cost of a credit facility. Based upon your limited response, we are unclear on how the "alternative recovery mechanism" meets the requirements of ASC 980-10-15-2 for specific cost recovery. Please provide a detailed analysis of how such requirements have been met. Please also explain to us in detail how the cost of a 10 year hedge for natural gas was determined since we are unaware of any exchange traded derivatives for future purchases of natural gas for 10-year periods. Finally, you state that your participation in additional wells under the amended agreement

will be limited to the 2014 wells. Please tell us the reason for this and whether your response is intended to indicate that the activity under the amended agreement is not material, or expected to become material, to your financial statements. If not material, please provide us how you determined your materiality assessment assuming you did not apply ASC 980 to the amended agreement.

You may contact Robyn Manuel, Staff Accountant at 202-551-3823 or me at 202-551-3849 with any questions.

Sincerely,

/s/ James Allegretto

James Allegretto
Senior Assistant Chief Accountant
Office of Consumer Products